CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR John Reynolds, Esq. Ruairi Regan, Esq. United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549-0404	October 14, 2016

Re:	CNL Strategic Capital, LLC Draft Registration Statement on Form S-1 Submitted October 3, 2016 Responses to Staff comments made by letter dated October 13, 2016

Dear Mr. Reynolds and Mr. Regan:

On behalf of our client, CNL Strategic Capital, LLC (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated October 13, 2016 (the “Comment Letter”) in connection with the Company’s draft Registration Statement on Form S-11 (the “Registration Statement”), which was submitted to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter.

1.	It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company and the registration statement fails to comply with Rule 419 of Regulation C under the Securities Act of 1933. Accordingly, please revise the registration statement to comply with Rule 419 or supplementally provide us with a detailed legal analysis which explains why Rule 419 does not apply to this offering.

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe it is a blank check company as defined under Rule 419 of the Securities Act of 1933, as amended (the “Securities Act”), and therefore is not subject to the provisions of Rule 419.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

October 14, 2016

Rule 419 applies to registration statements relating to offerings by blank check companies. Section (a)(2) of Rule 419 under the Securities Act defines a “blank check company” as a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.

The Company was organized to pursue a specific business plan and not to seek engagement in a business combination. The Company discloses a detailed plan of its business, including the types of assets it will seek to acquire and the sectors in which it intends to focus, in the “Business” section of the prospectus. Specifically, as disclosed on the cover page and throughout the prospectus, the Company expects to use substantially all of the net proceeds from the offering to acquire and grow durable, middle-market operating businesses, which will include providers of well-established consumer products, business services and light manufacturing companies. The Company further discloses in detail the business strategy it intends to employ to execute its business plan, including the acquisition process it will follow for acquiring assets.

While the Company has a specific business plan as outlined above and as described in the prospectus, the Company has not acquired any assets as of the date of the prospectus. However, the fact that the Company has not yet acquired any assets does not mean it is a blank check company subject to Rule 419. In fact, in Section II entitled “Discussion of the Rules” subsection “A. Scope of Rule 419” of the Securities Act Release No. 33-6932 (April 13, 1992), which adopted rules relating to registration statements filed by blank check companies, the SEC stated that: “Rule 419 does not apply to offerings by small businesses other than blank check companies, such as investments in limited partnerships or other direct participation programs (sometimes called “blind pools”) where a detailed plan of business is developed, but specific investment properties are unidentified…Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.”

Accordingly, the Company believes that it has a specific business plan that is described in detail in the prospectus for investors to analyze and therefore is not a blank check company subject to the provisions of Rule 419. The Company will disclose in a subsequent amendment to the Registration Statement that it is not a blank check company within the meaning of Rule 419 of the Securities Act.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

October 14, 2016

2.	Please include financial statements, required by Regulation S-X, or advise us how you determined such financial statements are not required.

In response to the Staff’s comment, the Company respectfully directs the Staff to Section 1160.1 (Recently Organized Registrant) of the SEC Division of Corporate Finance’s Financial Reporting Manual, which provides that “[i]n a filing with an effective date before the registrant is capitalized on other than a nominal basis: registrant financial statements may be omitted unless the registrant will acquire or otherwise succeed to a business for which financial statements are required to be included. If omitted, the prospectus should include a statement that the entity has not commenced operations and has no (or nominal) assets or liabilities. Contingent liabilities and commitments should be described in sufficient detail.”

As disclosed in the prospectus, the Company was formed on August 9, 2016 and has not commenced any significant operations as of the date of the prospectus. The Company is currently in the process of engaging an independent accounting firm and plans to include seed financial statements when available in a subsequent amendment to the Registration Statement. In addition, we note that we have not included seed financial statements in initial confidential submissions or filings of registration statements, as the case may be, for similar offerings to be conducted by public, non-traded companies. Further, the Company did not include financial statements for any acquired business because at this stage none of the Company’s business acquisitions are probable.

For the reasons set forth above, the Company believes that no financial statements were required to be included in the initial confidential submission of the Registration Statement.

CLIFFORD CHANCE US LLP

John Reynolds, Esq.

Ruairi Regan, Esq.

United States Securities and Exchange Commission

October 14, 2016

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:	CNL Strategic Capital, LLC
Kirk A. Montgomery

Clifford Chance US LLP
Jay L. Bernstein